8720 Stony Point Parkway
                                                            Suite 200
Richmond, Virginia 23235
                                                   Phone: (804) 565-3000
                                                 Fax    (804) 565-3500
www.insmed.com

July 29, 2010

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Attention: Jeffrey Riedler, Assistant Director

RE:     Insmed Incorporated (the “Company”)
           Form 10-K for the fiscal year ended December 31, 2009, filed March 16, 2010
           Definitive Proxy Statement filed on April 30, 2010
           File No. 000-30739

Ladies and Gentlemen:

Insmed Incorporated is providing its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated July 22, 2010 (the “Staff Letter”) with respect to our filings referenced above. This letter has been submitted via EDGAR.

Set forth below are each of the Staff’s comments (in italics) followed by our responses.  The headings and numbered paragraphs in this letter correspond to the same contained in the Staff Letter.

Form 10-K for the year ended December 31, 2009

Signatures

1.  Please confirm that Kevin Tully intended to sign your Form 10-K in the capacity of Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer and that you will correctly reflect this in future filings.

Company Response:   We confirm that Kevin Tully intended to sign the Form 10-K in his capacity as Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer and we will reflect this in future filings.

Definitive Proxy Statement on Schedule 14A filed on May 8, 2009

Compensation Discussion and Analysis

2.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:

The basis of the Company’s conclusion that no disclosure was necessary in response to Item 402(s) of Regulation S-K and the process the Company undertook to reach that conclusion is as follows:

The Company determined that its compensation policies do not create risks that are reasonably likely to have a material adverse effect on the Company. This conclusion was based on the assessment performed by the Company’s executive management and was reviewed by the Compensation Committee of our Board of Directors.  In conducting the Company’s risk assessment, numerous factors were considered, including:

•	the Company does not offer short-term incentives that would reasonably be considered as motivating high-risk conduct that is not consistent with the long term goals of the Company;

•	the mix between short-term and long-term compensation is not likely to promote taking inappropriate risks; and

•	the type of equity awards granted to employees and level of equity and equity award holdings do not encourage taking inappropriate risks.

Components of Compensation Cash Bonuses

3.  Please confirm that in your 2011 proxy statement you will separately discuss your Compensation Committee’s evaluation of the level of achievement of each corporate objective established for your cash bonuses.

Company Response:   We confirm that, in our 2011 proxy statement, we will discuss our Compensation Committee’s evaluation of the level of achievement of each corporate objective established for our cash bonuses.

Potential Payments on Termination or Change of Control

4.  You disclose that you have entered into a change of control agreement with Steve Glover. Although you have filed copies of change of control agreements with your other executive officers, it does not appear that you have filed your agreement with Mr. Glover. Please promptly file a copy of this agreement.

Company Response: We will file a copy of the change of control agreement with Mr. Glover in our quarterly report on Form 10-Q for the period ending June 30, 2010.

 In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call the undersigned at 804-565-3000.

Best regards,

/s/ Kevin P. Tully
Kevin P. Tully
Chief Financial Officer and Executive Vice President

cc:      Joseph C. Carter, III, Partner, McGuireWoods LLP
           David Robertson, Partner, McGuireWoods LLP